EXHIBIT 7.06

EXECUTION VERSION

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

by and among

RIGHTMARK HOLDINGS LIMITED,

RIGHTMARK MERGER SUB LIMITED,

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

and

MR. GUOSHEN TU

(solely for the purpose of Section 6.15)

Dated as of May 3, 2011

TABLE OF CONTENTS

Page

ARTICLE I THE MERGER		2

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Effect on Capital Stock	3
1.6	Stock-Based Awards and Warrants	3
1.7	Dissenting Shares	4
1.8	Changes in Company Common Stock	5
1.9	Certificate of Incorporation and Bylaws of the Surviving Corporation	5
1.10	Directors and Officers of the Surviving Corporation	5

ARTICLE II DELIVERY OF MERGER CONSIDERATION		5

2.1	Paying Agent	5
2.2	Exchange Procedures	6
2.3	Termination of Exchange Fund	7
2.4	Lost, Stolen or Destroyed Certificates	7
2.5	Transfer Books	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		8

3.1	Organization and Qualification	8
3.2	Subsidiaries	9
3.3	Authorization, Special Committee and Fairness	10
3.4	No Conflicts	11
3.5	Capitalization	11
3.6	Consents and Approvals	12
3.7	Company SEC Reports; Financial Statements	12
3.8	Material Changes; Undisclosed Events, Liabilities or Developments	13
3.9	Legal Proceedings	13
3.10	Compliance	14
3.11	Regulatory Permits	14
3.12	Title to Assets	14
3.13	Patents and Trademarks	15
3.14	Insurance	15
3.15	Contracts	15
3.16	Sarbanes-Oxley; Internal Accounting Controls	16
3.17	Company Information	16
3.18	Opinion	16
3.19	Tax Status	17
3.20	Environmental Matters	17
3.21	Disclosure Letter	17
3.22	Application of Takeover Protections	17
3.23	Brokers Fees	18

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3.24	No Other Representations or Warranties	18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		18

4.1	Corporate Organization	18
4.2	Authorization	19
4.3	No Conflicts	19
4.4	Capitalization	19
4.5	Consents and Approvals	20
4.6	Operation and Ownership of Parent, Merger Sub and Intelligent One	20
4.7	Legal Proceedings	20
4.8	Parent Information	21
4.9	Financing	21
4.10	Broker's Fees	22
4.11	Limited Guaranty	22
4.12	Solvency	22
4.13	Interest in Competitors	22
4.14	Certain Actions	23
4.15	Buyer Group Contracts	23
4.16	Independent Investigation	23
4.17	Non-Reliance on Company Estimates	23
4.18	No Other Representations or Warranties	24

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		24

5.1	Conduct of Business Prior to the Effective Time	24
5.2	Company Forbearances	24
5.3	Parent Forbearances	26

ARTICLE VI ADDITIONAL AGREEMENTS		26

6.1	Proxy Statement and Schedule 13E-3; Stockholder Approvals	26
6.2	Reasonable Best Efforts	27
6.3	Access to Information	28
6.4	Reserved	29
6.5	Indemnification; Advancement of Expenses; Exculpation and Insurance	29
6.6	Stock Exchange Delisting	31
6.7	No Solicitation	31
6.8	Notification of Certain Matters	35
6.9	Financing	35
6.10	Takeover Statutes	37
6.11	Resignations	37
6.12	Participation in Litigation	37
6.13	Publicity	37
6.14	Merger Sub	38
6.15	Knowledge of Inaccuracies	38
6.16	Employee Matters	38

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ARTICLE VII CONDITIONS PRECEDENT		39

7.1	Conditions to Each Party's Obligation To Effect the Merger	39
7.2	Conditions to Obligations of Parent and Merger Sub	39
7.3	Conditions to Obligations of the Company	39

ARTICLE VIII TERMINATION AND AMENDMENT		40

8.1	Termination	40
8.2	Effect of Termination	42
8.3	Fees and Expenses	42
8.4	Amendment	44
8.5	Extension; Waiver	44

ARTICLE IX GENERAL PROVISIONS		45

9.1	Nonsurvival of Representations, Warranties and Agreements	45
9.2	Notices	45
9.3	Interpretation	46
9.4	Severability	46
9.5	Entire Agreement	47
9.6	Governing Law; Jurisdiction	47
9.7	Assignment; Third Party Beneficiaries	47
9.8	Specific Performance	47
9.9	WAIVER OF JURY TRIAL	48
9.10	Counterparts	48

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INDEX OF DEFINED TERMS

	Section		Section
2006 Warrant	1.6(b)	Facility Agreement	4.9
2008 Warrant	1.6(b)	Filings	3.6
Acceptable Confidentiality Agreement	6.7(a)	Financing	4.9
Affiliate	3.8	GAAP	3.7(b)
Agreement	Preamble	Go-Shop Period End Date	6.7(a)
Alternative Financing Agreements	6.9(a)	Governmental Entity	3.6
Alternative Financings	6.9(a)	Indebtedness	4.12
Alternative Transaction Proposal	6.7(i)(i)	Indemnified Parties	6.5(a)
Business Day	1.2	Insolvent	4.12
Buyer Group Contracts	4.15	Intellectual Property Rights	3.13
Buyer Group Parties	4.15	Intelligent One	4.4(c)
Certificate	1.5(a)	Judgment	3.9
Certificate of Merger	1.3	Law	3.3(a)
Change of Recommendation	6.7(e)	Liens	3.2
Closing	1.2	Limited Guaranty	Recitals
Closing Date	1.2	Material Adverse Effect	3.1(b)
Company	Preamble	Material Permits	3.11
Company Acquisition Agreement	6.7(e)	Merger	Recitals
Company Board	Recitals	Merger Agreement	Recitals
Company Board Recommendation	Recitals	Merger Consideration	1.5(a)
Company Bylaws	3.1(a)	Merger Sub	Preamble
Company Certificate	3.1(a)	Merger Sub Common Stock	1.5(c)
Company Common Stock	1.5(a)	Notice of Superior Proposal	6.7(f)
Company Contract	3.15(a)	NYSE	3.3(a)(iii)
Company Preferred Stock	3.5(a)	Parent	Preamble
Company Restricted Stock	1.6(a)	Parent Material Adverse Effect	4.1(b)
Company SEC Reports	3.7(a)	Parent Termination Fee	8.3(c)
Company Termination Fee	8.3(b)	Parties	Preamble
Company Warrant	1.6(b)	Paying Agent	2.1
Confidentiality Agreement	6.3(b)	Person	2.2(a)
D&O Premium	6.5(c)	PRC	3.25(a)
Debt Financing Sources	6.9(g)(ii)	Proceeding	3.1(a)
DGCL	Recitals	Proxy Statement	3.6
Disclosure Letter	3.21	Regulatory Approvals	3.6
Dissenting Shares	1.7(a)	Representatives	6.7(b)
Effective Time	1.3	Rollover Agreement	Recitals
End Date	8.1(c)(i)	Rollover Holders	Recitals
Environmental Laws	3.20	Rollover Shares	Recitals
Equity Incentive Plan	1.6(a)	SEC	3.6
Evaluation Date	3.16	Securities Act	3.7(a)
Exchange Act	3.7(a)	Solicited Person	6.7(a)
Exchange Fund	2.1	Special Committee	Recitals
Excluded Party	6.7(b)	Stockholder Approvals	3.3(c)

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	Section		Section
Stockholders' Meeting	3.17	Terminate Alternative Transaction Proposal	6.7(b)
Subsidiary	3.2	Total Common Stock Consideratins	1.5(a)
Superior Proposal	6.7(i)(ii)	Warrant Payments	1.6(b)
Surviving Corporation	Recitals
Takeover Statute	3.22

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of May 3, 2011 (this "Agreement"), by and among Rightmark Holdings Limited, a British Virgin Islands company ("Parent"), Rightmark Merger Sub Limited, a Delaware corporation and a wholly owned, direct subsidiary of Parent ("Merger Sub"), China Security & Surveillance Technology, Inc., a Delaware corporation (the "Company" and, together with Parent and Merger Sub, the "Parties") and Mr. Guoshen Tu (solely for the purpose of Section 6.15).

RECITALS

WHEREAS, the Parties and Mr. Guoshen Tu entered into that certain Agreement and Plan of Merger dated as of April 20, 2011 (the "Merger Agreement"), upon the terms and subject to the conditions of which and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger (sometimes referred to herein in such capacity as the "Surviving Corporation");

WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, certain beneficial owners (the "Rollover Holders") of Company Common Stock entered into a Rollover Agreement (the "Rollover Agreement") pursuant to which the Rollover Holders agreed, among other things, to contribute the shares set forth on Exhibit A owned by such Rollover Holders (the "Rollover Shares") to Parent immediately prior to the Effective Time of the Merger;

WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, Mr. Guoshen Tu entered into a limited guaranty in favor of the Company with respect to certain obligations of Parent and Merger Sub under the Merger Agreement (the "Limited Guaranty");

WHEREAS, the Parties and Mr. Guoshen Tu desire to amend and restate the Merger Agreement as set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the "Company Board"), acting upon the unanimous recommendation of the Special Committee of the Company Board (the "Special Committee"), has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and are fair to and in the best interests of the stockholders of the Company, (b) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the

Merger, and (c) resolved to recommend that the stockholders of the Company adopt this Agreement (the "Company Board Recommendation"), in each case upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger and the Financing, are advisable and in the best interests of their respective stockholders, and has approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and the Financing, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement in each case upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree to amend and restate the Merger Agreement as follows:

ARTICLE I

THE MERGER

1.1           The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company.  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation in the Merger.

1.2           Closing.  The closing of the Merger (the "Closing") shall take place at 10:00 a.m., Beijing time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 30th Floor, China World Office 2, No. 1 Jianguomenwai Avenue, Beijing 100004, China, on the second (2nd) Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver thereof), or at such other place, time and date as shall be agreed in writing between Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."  As used in this Agreement, the term "Business Day" shall mean any day other than Saturday, Sunday or a day on which banking institutions in New York, the People's Republic of China or Hong Kong are authorized or obligated under applicable Law to be closed.

1.3           Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with the relevant provisions of the DGCL.  The term "Effective Time" shall be the time when the filing of the Certificate of Merger becomes effective or at such other date and time as may be agreed to by Parent and the Company prior to the Closing Date and specified in the Certificate of Merger.

1.4           Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the properties, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving

Corporation, and all claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation, all as provided in the DGCL and other applicable Laws of the State of Delaware.

1.5           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any of the following securities:

(a)         Conversion of Company Common Stock.  Each share of common stock, par value US$0.0001 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (excluding the Rollover Shares, any shares of Company Common Stock to be cancelled pursuant to Section 1.5(b) and any Dissenting Shares) shall be converted into the right to receive an amount in cash equal to US$6.50 (the "Merger Consideration"), without any interest thereon.  The sum of the cash payable to all holders of Company Common Stock in the aggregate is referred to as the "Total Common Stock Consideration."  All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 1.5(a) shall no longer be outstanding and shall automatically be cancelled and cease to exist as of the Effective Time, and each certificate (or evidence of shares in book-entry form) that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each such certificate or evidence, a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

(b)         Cancellation of Company Common Stock Owned by Parent or Merger Sub.  Each share of Company Common Stock owned by Parent or Merger Sub immediately prior to the Effective Time shall be cancelled and retired and shall cease to exist as of the Effective Time, and no conversion thereof and no consideration shall be made with respect thereto.

(c)         Common Stock of Merger Sub.  Each share of common stock, par value US$0.0001 per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and nonassessable share of common stock, par value US$0.01 per share, of the Surviving Corporation.  From and after the Effective Time, all certificates, if any, representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

1.6           Stock-Based Awards and Warrants.

(a)         Each share of Company Common Stock that, immediately prior to the Effective Time, is subject to vesting and/or forfeiture restrictions ("Company Restricted Stock") under the equity incentive plan adopted by the Company Board on February 7, 2007 and subsequently amended in February 2010 (the "Equity Incentive Plan") shall become fully vested immediately prior to the Effective Time, and each such share of Company Restricted Stock shall be treated as a share of Company Common Stock for all purposes of this Agreement.

(b)         At the Effective Time, each warrant to purchase shares of Company Common Stock  issued on July 31, 2006 (the "2006 Warrant") and each warrant to purchase shares of Company Common Stock issued on July 23, 2008 (the "2008 Warrant" and together with the 2006 Warrant, the "Company Warrant") that is outstanding at the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Warrant immediately following the Effective Time an amount in cash (without interest) equal to the product of (i) the excess of the Merger Consideration over the exercise price per Share of such Company Warrant and (ii) the number of Shares subject to such Company Warrant (such payments, collectively, the "Warrant Payments"); provided, that if the exercise price per Share of any such Company Warrant is equal to or greater than the Merger Consideration, such Company Warrant shall be cancelled without any cash payment being made in respect thereof.

(c)         At or prior to the Effective Time, the Company shall take all actions reasonably necessary to (i) effect the measures contemplated by this Section 1.6, including the adoption of any plan amendments, obtaining the approval of the Company Board or a committee thereof, and/or obtaining any necessary consents of the holders of the Company Warrants or shares of the Company Restricted Stock and (ii) cause there to be no rights under the Equity Incentive Plan or the Warrants Agreements to acquire Company Common Stock following the Effective Time.

(d)         Prior to the Effective Time, the Company shall take all such steps as may be required to cause the conversion of Company Common Stock held by each individual who is a director or officer of the Company subject to the Section 16 of the Exchange Act immediately prior to the Effective Time into the right to receive Merger Consideration pursuant to Section 1.5(a) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

1.7           Dissenting Shares.

(a)         Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, and are held by stockholders of the Company who are entitled to appraisal rights under section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the "Dissenting Shares"), shall not be converted into or represent the right to receive the Merger Consideration as described in Section 1.5(a), but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to section 262 of the DGCL; provided that if any such stockholder shall have failed to perfect or shall have effectively withdrawn or lost such stockholder's right to appraisal and payment under the DGCL, such stockholder's shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (without any interest) as described in Section 1.5(a), and such shares shall not be deemed to be Dissenting Shares.  Parent shall promptly deposit with the Paying Agent any additional funds necessary to pay in full the Total Common Stock Consideration so due and payable to such stockholders who have failed to perfect or who shall have effectively withdrawn or lost such right to seek payment of the appraisal value of such Dissenting Shares.

(b)         The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of any shares of Company Common Stock or withdrawals of such demands and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, or as required by applicable Law, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

1.8           Changes in Company Common Stock.  If, between the date of this Agreement and the Effective Time, the number of outstanding shares of Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class of shares, by reason of any stock dividend or distribution, subdivision, reclassification, recapitalization, stock split (including a reverse stock split), combination, readjustment or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted to reflect such change.

1.9           Certificate of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, each of the certificate of incorporation and bylaws of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable Law, in each case except to the extent necessary to (a) comply with Section 6.5 and (b) reflect that the name of the Surviving Corporation shall be China Security & Surveillance Technology, Inc. until thereafter amended as provided therein and by applicable Law.

1.10           Directors and Officers of the Surviving Corporation.  From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.  From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1           Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company that is reasonably acceptable to the Company as may be designated by Parent at its own cost and expense (the "Paying Agent"), for the benefit of the holders of shares of Company Common Stock, immediately prior to the Effective Time (excluding Rollover Shares, any shares of Company Common Stock to be cancelled pursuant to Section 1.5(b) and any Dissenting Shares), cash in an amount sufficient for the Paying Agent to make payments under Sections 1.5(a), 1.6(a), 1.6(b) and 1.7(a), by wire transfer of immediately available funds (such cash amount being hereinafter referred to as the "Exchange Fund").  The Paying Agent shall also act as the agent for the holders of shares of Company Common Stock for the purpose of holding the Certificates and shall obtain no rights or interests in the shares represented by such Certificates.  The Exchange Fund shall, pending its disbursement to the holders of shares of Company Common Stock, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Corporation in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard and Poor's Ratings Services or (d) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding US$1 billion; provided that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Sections 1.5(a), 1.6(a), 1.6(b) and 1.7(a). Earnings from investments, subject to the immediately preceding proviso, shall be the sole and exclusive property of Parent and the Surviving Corporation.  The Exchange Fund shall not be used for any other purpose.

2.2           Exchange Procedures.

(a)         Promptly after the Effective Time (but in no event later than five (5) Business Days following the Effective Time), Parent shall cause the Paying Agent to mail to each individual, partnership, joint venture, corporation, limited liability company, limited liability partnership, trust, unincorporated organization or other entity ("Person") who was at the Effective Time a holder of record of shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 1.5(a) (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates that formerly evidenced the shares of Company Common Stock shall pass, only upon proper delivery of such Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which shall have such customary provisions with respect to delivery of an "agent's message" with respect to shares held in book-entry form as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates pursuant to such letter of transmittal in exchange for the Merger Consideration (which instructions shall provide that, at the election of the surrendering holder, such Certificates (including, as applicable, any book-entry shares) may be surrendered and the Merger Consideration in exchange therefor collected by hand delivery), in each case in form and substance reasonably agreed to by Parent and the Company.

(b)         Upon (i) surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (ii) receipt of an "agent's message" by the Paying Agent, as applicable, in the case of shares held in book-entry form, and such other documents as may be reasonably required by the Paying Agent and reasonably approved by Parent and the Company, the holder of such Certificate (including, as applicable, book-entry shares) shall be entitled to receive in respect of each share previously represented thereby cash in the amount of the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled.  No interest will be paid or will accrue on any cash payable pursuant to Sections 1.5(a), 1.6(a),  1.6(b) or 1.7(a).

(c)         If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be an obligation of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered or shall have established to the reasonable satisfaction of the Paying Agent that such tax either has been paid or is not payable.

(d)         Until surrendered as contemplated by this Section 2.2, each Certificate (including, as applicable, book-entry shares) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration in respect of the number of shares previously represented thereby.  From and after the Effective Time, holders of Certificates (including, as applicable, book-entry shares) shall cease to have any rights as stockholders of the Company, except as provided herein or by applicable Law.

2.3           Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest or earnings from investments received with respect thereto) that remains undistributed to the holders of Company Common Stock twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand by the Surviving Corporation, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their respective claims for the Merger Consideration that may be payable upon due surrender of their Certificates (or the payments pursuant to Section 1.6(a) or 1.6(b), as applicable), as determined pursuant to this Agreement (subject to abandoned property, escheat or other similar Laws), without any interest thereon.  Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.  Notwithstanding any provision of this Agreement to the contrary, none of Parent, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any holder of a Certificate for Merger Consideration that was required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and was so delivered.

2.4           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificate; provided, however, the Surviving Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to the Surviving Corporation, or a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate alleged to have been lost, stolen or destroyed.

2.5           Transfer Books.  The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  Subject to Section 2.4, if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Disclosure Letter (it being understood that any information set forth on one section or subsection of the Disclosure Letter shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (b) as set forth in the Company SEC Reports, other than disclosures in the Company SEC Reports contained in the "Risk Factors" and "Forward Looking Statements" sections to the extent they are general, nonspecific, forward-looking or cautionary in nature (in each case, other than specific factual information contained therein) the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1           Organization and Qualification.

(a)         Each of the Company and its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  The Company is not in violation or default of any of the provisions of its Certificate of Incorporation as amended to date (the "Company Certificate") or its Bylaws (the "Company Bylaws"). None of the Subsidiaries of the Company is in material violation or material default of any of the provisions of its certificate of incorporation, bylaws or other equivalent organizational documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, does not have or would not reasonably be expected to have a Material Adverse Effect, and no litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency ("Proceeding") has been instituted or threatened in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. True, complete and correct copies of the Company Certificate and the Company Bylaws, as in effect as of the date of this Agreement, have been publicly filed by the Company as part of the Company SEC Reports.

(b)         As used in this Agreement, the term "Material Adverse Effect" means, with respect to the Company and its Subsidiaries, any circumstance, event, change, effect or development that, individually or in the aggregate together with all other circumstances, events, changes, effects or developments, has had or would reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets, liabilities, properties or business of such Party and its Subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect shall not be deemed to include circumstances, events, changes, effects or developments arising out of, relating to or resulting from (i) changes in GAAP or regulatory accounting requirements or changes in Laws (or interpretations thereof) applicable to the Company or any of its Subsidiaries, (ii) changes, effects or circumstances in the industries or markets in which the Company or any of its Subsidiaries operates, (iii) changes in general economic, political or financial market conditions, (iv) any suit, claim, request for indemnification or proceeding brought by any current or former stockholders of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the transactions contemplated hereby, (v) any declines or other changes in the Company's stock price or the trading volume of the Company's stock or any failure by the Company to meet any public estimates or expectations of the Company's revenue, earnings or other financial performance, credit rating or results of operations for any period or any failure by the Company to meet any internal budgets, projections, plans or forecasts of its revenues, earnings or other financial performance or results of operations, (vi) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (vii) any loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the transactions contemplated hereby or the announcement of any of the foregoing; (viii) the public disclosure of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby, (ix) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, acts of God or natural disasters or similar force majeure events or (x) actions or omissions taken with the prior written consent of the other Parties hereto or expressly required or permitted by this Agreement; provided, further, that in the case of the foregoing clauses (i), (ii) and (iii), the impact of such change, effect or occurrence is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industries in which the Company and its Subsidiaries operate.

3.2           Subsidiaries.  All of the Subsidiaries of the Company are set forth in the Company SEC Reports.  Except as disclosed in the Company SEC Reports, the Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any liens, charges, security interests, encumbrances, rights of first refusal, preemptive rights or other restrictions ("Liens"), and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid except as permitted under applicable Law, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary. As used in this Agreement, the term "Subsidiary" means any entity in which the Company directly or indirectly, owns at least a majority of capital stock or holds at least a majority of equity or similar interest and shall, where applicable, include any subsidiary of the Company formed or acquired after the date of this Agreement.

3.3           Authorization, Special Committee and Fairness.

(a)         The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by it of the Merger and other transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and, except for the Stockholder Approvals, no further action is required on the part of the Company in connection therewith. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by any applicable national, federal, provincial, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (including the New York Stock Exchange ("NYSE")), as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time ("Law").

(b)         The Special Committee is composed of three (3) members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company's management. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to make the Company Board Recommendation to the holders of Company Common Stocks.  The Company Board, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement be submitted to the holders of Company Common Stock for their approval.

(c)         The affirmative vote (in person or by proxy) of the holders of both (i) a majority of the outstanding shares of Company Common Stock and (ii) a majority of the outstanding shares of Company Common Stock (other than the shares of Company Common Stock owned by Parent, Merger Sub, the Rollover Holders, and their respective Affiliates) at the Stockholders’ Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (the "Stockholder Approvals") is the vote or approval of the holders of any class or series of capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

3.4           No Conflicts.  Except as set forth in Section 3.4 of the Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the Company Certificate or Company Bylaws, or the certificate of incorporation, bylaws or other equivalent organizational documents of any Subsidiary of the Company, (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (c) conflict with or result in a violation of any Law applicable to the Company or a Subsidiary, or by which any property or asset of the Company or a Subsidiary is bound or affected that, in respect of clauses (b) and (c), would reasonably be expected to result in a Material Adverse Effect.

3.5           Capitalization.

(a)         The authorized capital stock of the Company consists of 290,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, US$0.0001 par value per share ("Company Preferred Stock") of which, as of the date of this Agreement, 89,722,023 shares of Company Common Stock and no shares of Company Preferred Stock are issued and outstanding.  As of the date of this Agreement, (i) 77,722,023 shares of Company Common Stock are issued and outstanding (excluding shares of Company Restricted Stock); (ii) 12,000,000 shares of Company Common Stock are reserved for issuance under the Equity Incentive Plan; (iii) 12,000,000 shares of Company Restricted Stock are issued and outstanding; and (iv) an aggregate of 157,373 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding Company Warrants.  Except as set forth in the Company SEC Reports, the Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act.  Except as disclosed in the Company SEC Reports, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Company Common Stock or Company Preferred Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Company Common Stock or Company Preferred Stock.  All of the outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities Laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  Except as disclosed in the Company SEC Reports, there are no stockholders agreements, voting agreements or other similar agreements with respect to the Company's capital stock to which the Company is a party or, to the Knowledge of the Company, between or among any of the Company's stockholders.  As used in this Agreement, the term "Knowledge" means the knowledge of Mr. Guoshen Tu, Chairman and Chief Executive Officer of the Company, and Mr. Terence Yap, Chief Financial Officer of the Company.

(b)         Each grant of Company Restricted Stock was validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the Financial Statements in accordance with GAAP consistently applied.

3.6           Consents and Approvals.  Assuming that the Filings and Regulatory Approvals referred to in Section 4.5 are duly made and obtained, as applicable, and except for (a) filings of applications, notices, petitions, filings, registrations, declarations, submissions and other documentation ("Filings") with, and permits, consents, approvals, authorizations, clearances, exemptions, nonobjections, waivers or orders (collectively, the "Regulatory Approvals") from, each federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental, regulatory, self-regulatory or enforcement authority or instrumentality, whether domestic, foreign or supranational (each, a "Governmental Entity") set forth in the Disclosure Letter, (b) the filing with the Securities and Exchange Commission (the "SEC") of a Proxy Statement relating to the Stockholders' Meeting (together with any supplements or amendments thereto, the "Proxy Statement") and other filings required under, and compliance with other applicable requirements of, the Exchange Act, including a Schedule 13E-3 and filings on Form 8-K, (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (d) any Filings or Regulatory Approvals in connection with compliance with the rules of the NYSE, (e) any Filings under any applicable antitrust or competitive Laws, and (f) such other Filings or Regulatory Approvals the failure of which to be made or obtained, as applicable, would not have a Material Adverse Effect, no Filings with, or Regulatory Approvals from, any Governmental Entity are necessary in connection with the consummation by the Company of the Merger and the other transactions contemplated by this Agreement.

3.7           Company SEC Reports; Financial Statements.

(a)         The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 2009, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "Company SEC Reports") on a timely basis or has received a valid extension of such time of filing and has filed any such Company SEC Reports prior to the expiration of any such extension. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Report was amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Report was amended or supplemented, then as of the date of effectiveness of such amendment or supplemented), the Company SEC Reports complied, as to form, in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, as applicable, and none of the Company SEC Reports, as of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Report was amended, then as to the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Report was amended, then as of the date of effectiveness of such amendment), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)         The financial statements of the Company included in the Company SEC Reports complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal year-end audit adjustments.

3.8           Material Changes; Undisclosed Events, Liabilities or Developments.  Since the date of the latest audited financial statements included within the Company SEC Reports, except as specifically disclosed in a subsequent Company SEC Report filed prior to the date of this Agreement, (a) there has been no event, occurrence or development that has had or that would reasonably be expected to have a Material Adverse Effect, (b) the Company has not incurred any liabilities (contingent or otherwise) in excess of US$2,000,000 other than (i) liabilities incurred in the ordinary course of business consistent with past practice and (ii) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or disclosed in filings made with the SEC, (c) the Company has not altered its method of accounting, (d) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (e) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to the Equity Incentive Plan.  Except for the Merger or other transactions contemplated hereby or as disclosed in the Company SEC Reports, no event, liability or development has occurred or exists on or after December 31, 2010 with respect to the Company or its Subsidiaries or their businesses, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities Laws. For purposes of this Agreement, "Affiliate" means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

3.9           Legal Proceedings.  As of the date of this Agreement, except as set forth on Section 3.9 of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or to the Company's Knowledge, threatened in writing, Proceedings of any nature against the Company or any of its Subsidiaries or to which any of their properties or assets is subject, that if adversely determined, would reasonably be expected to result in a Material Adverse Effect.  As of the date of this Agreement, there is no material judgment, order, injunction or decree ("Judgment") (other than those of general application that apply to similarly situated companies) outstanding against the Company, any of its Subsidiaries or any of their material properties or assets.

3.10         Compliance.  Neither the Company nor any Subsidiary (a) is in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a material default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received written notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or Governmental Entity, or (c) is or has been in violation of any Law, including without limitation, (i) any Law applicable to its business, (ii) the Currency and Foreign Transactions Reporting Act of 1970, as amended, or any money laundering Laws, and (iii) any Laws related to health, safety or the environment, including those relating to the regulation of hazardous substances, except for any such default or violation in respect of clauses (a), (b) or (c), which would reasonably be expected to result in a Material Adverse Effect.

3.11         Regulatory Permits.  The Company and the Subsidiaries possess all material certificates, authorizations and permits issued by the appropriate Governmental Entity necessary to conduct their respective businesses as described in the Company SEC Reports ("Material Permits"), and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any Material Permit.

3.12         Title to Assets.  The Company and the Subsidiaries have valid land use rights for all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries, (ii) Liens that are not reasonably likely to have a Material Adverse Effect, (iii) Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties, (iv) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith and by appropriate proceedings, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (vi) Liens imposed by applicable Law, (vii) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (x) Liens securing indebtedness or liabilities that are reflected in the Company SEC Reports filed or furnished prior to the date of this Agreement, and (xi) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber.  Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in material compliance.

3.13         Patents and Trademarks.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights necessary or material for use in connection with their respective businesses as described in the Company SEC Reports and which the failure to so have would have a Material Adverse Effect (collectively, the "Intellectual Property Rights"); provided, however that the foregoing representation shall be subject to the Knowledge of the Company in respect of Intellectual Property Rights owned by third parties.  Neither the Company nor any Subsidiary has received a written notice that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the intellectual property rights of any Person.  To the Knowledge of the Company, all such Intellectual Property Rights owned by the Company or its Subsidiaries are enforceable and there is no existing infringement by another Person of any of the material Intellectual Property Rights owned by the Company or its Subsidiaries.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their material confidential intellectual properties.

3.14         Insurance.  The business and operations of the Company and the Subsidiaries in the People's Republic of China are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company deems adequate for the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

3.15         Contracts.

(a)         Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) that is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Company SEC Reports filed prior to the date of this Agreement.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.15(a) is referred to herein as a "Company Contract."

(b)         (i) Each Company Contract is valid and binding on the Company or its applicable Subsidiary, enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, preference or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (regardless of whether enforcement is sought in equity or at law)), and is in full force and effect, and (ii) as of the date of this Agreement, to the Knowledge of the Company, no other party to any Company Contract is in material breach of or material default under the terms of any Company Contract.

3.16         Sarbanes-Oxley; Internal Accounting Controls.  The Company is in material compliance with all provisions of the United States Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.  The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Company's most recently filed periodic report under the Exchange Act (such date, the "Evaluation Date").  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company's internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

3.17         Company Information.  None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contained any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the meeting of stockholders for the purpose of considering and taking action upon this Agreement (the "Stockholders' Meeting"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.  Notwithstanding the foregoing, the Company makes no representation with respect to information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

3.18         Opinion.  The Special Committee has received the opinion of Imperial Capital, LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the consideration to be received by the holders of Company Common Stock (other than shares owned by Parent, Merger Sub and their Affiliates, the Dissenting Shares and the Rollover Shares) pursuant to the Merger is fair, from a financial point of view, to such holders.

3.19         Tax Status.  The Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.  The provisions for taxes payable, if any, shown on the financial statements filed with or as part of the Company SEC Reports are sufficient for all accrued and unpaid taxes, whether or not disputed, and for all periods to and including the dates of such consolidated financial statements.

3.20         Environmental Matters.  The Company and its Subsidiaries are in compliance in all material respects with applicable Laws relating to (a) the protection of the environment, human health or natural resources, (b) the handling, use, disposal, release or threatened release of any hazardous substance and (c) pollution, contamination or any injury to Persons or property involving any hazardous substance ("Environmental Laws").  There are no material Proceedings pending before, or, to the Company's Knowledge, or threatened in writing by, any Governmental Entity against the Company or its Subsidiaries relating to any noncompliance under Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such Proceeding.  There are no Judgments by or with any Governmental Entity which would reasonably be expected to result in any material liabilities or obligations under or in respect of any Environmental Law.  To the Knowledge of the Company, there are no hazardous substances at any property (currently or formerly owned or leased by the Company or any of its Subsidiaries) under circumstances which would reasonably be expected to result in material liability to or claims against the Company or its Subsidiaries relating to any Environmental Law.

3.21         Disclosure Letter.  Simultaneously with the execution of this Agreement, the Company delivered to Parent a letter (the "Disclosure Letter") that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article III, or to one or more covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission or evidence of materiality of such item or that such item has had or, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect, nor shall it establish any standard of materiality for any purpose whatsoever.  Disclosure of any fact, circumstance or information in any section of the Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other sections of the Disclosure Letter if it is reasonably apparent that such disclosure relates to one or more of all of such sections.

3.22         Application of Takeover Protections.  The Company and the Company Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company Certificate, Company Bylaws or Laws of the state of Delaware (each, a "Takeover Statute") that is applicable to the Company as a result of the Parties fulfilling their obligations or exercising their rights hereunder.

3.23         Brokers Fees.   Except as set forth in Section 3.23 of the Disclosure Letter, none of the Company or any of its Subsidiaries nor any of their officers, directors or employees has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than Imperial Capital, LLC, the fees and expenses of which will be paid by the Company.

3.24         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their businesses, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the transactions contemplated hereby.  None of the Company, its Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, their Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons' use of, any such information, including any documents, projections, forecasts or other materials made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  Each of Parent and Merger Sub hereby acknowledges that the Company make no representations or warranties except for the representations and warranties contained in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub, jointly and severally, hereby represents and warrants to the Company as follows:

4.1           Corporate Organization.

(a)         Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Parent nor Merger Sub is in violation or default of any of the provisions of its respective certificate of incorporation, bylaws or other equivalent organizational documents.  Each of the Parent and Merger Sub is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, does not have or cannot reasonably be expected to result in a Parent Material Adverse Effect, and no Proceeding has been instituted or threatened in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. True, complete and correct copies of the certificate of incorporation and bylaws or other equivalent organizational documents of each of Parent and Merger Sub, as in effect as of the date of this Agreement, have been delivered to the Company.

(b)         As used in this Agreement, the term "Parent Material Adverse Effect" means any circumstance, event, change, effect or development that, individually or in the aggregate, prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement on a timely basis, including the Merger and the Financing.

4.2           Authorization.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger and the Financing.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Merger and the transactions contemplated hereby, have been duly authorized by all necessary action on the part  of each of Parent and Merger Sub, and no further action is required on the part of Parent or Merger Sub in connection therewith.  The Board of Directors of each of Parent and Merger Sub has determined that this Agreement and the transactions contemplated hereby, including the Merger and the Financing, are advisable and in the best interests of their stockholders, and has approved this Agreement and the transactions contemplated hereby, including the Merger, and Parent, as the sole stockholder of Merger Sub, has adopted this Agreement.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally, (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by any applicable Law.

4.3           No Conflicts.  The execution, delivery and performance of this Agreement by Parent or Merger Sub and the consummation by Parent or Merger Sub of the Merger, the Financing and the other transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other equivalent organizational documents of Parent or its Subsidiaries, or (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a debt of Parent or Merger Sub or otherwise) or other understanding to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound or affected, or (c) conflict with or result in a violation of any Law applicable to Parent or Merger Sub, or by which any property or asset of Parent or Merger Sub is bound or affected.

4.4           Capitalization.

(a)         The authorized share capital of Parent consists solely of fifty thousand (50,000) shares of common stock, no par value, of which, as of the date of this Agreement and as of the Effective Time, one (1) share is validly issued and outstanding.

(b)         The authorized capital stock of the Merger Sub consists solely of one thousand (1,000) shares of common stock, par value US$0.0001 per share, of which, as of the date of this Agreement and as of the Effective Time, one (1) share is validly issued and outstanding.

(c)         As of the date of this Agreement, the authorized capital stock of Intelligent One Limited, a British Virgin Islands corporation ("Intelligent One"), consists solely of fifty thousand (50,000) shares of common stock, no par value, of which, as of the date of this Agreement, one (1) share is validly issued and outstanding.  As of the Effective Date, all shares of common stock of Intelligent One issued to the Rollover Holders will be validly issued and outstanding.

(d)         Except as disclosed on Schedules 13D filed with the SEC as of the date of this Agreement, none of Parent, Merger Sub, Intelligent One or Mr. Guoshen Tu beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire any Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

4.5           Consents and Approvals.  Except for Filings required under and compliance with the applicable requirements of the Exchange Act and the DGCL, no Filings with, or Regulatory Approvals from, any Governmental Entity are necessary in connection with the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

4.6           Operation and Ownership of Parent, Merger Sub and Intelligent One.  Each of Parent, Merger Sub and Intelligent One has been formed solely for the purpose of engaging in the transactions contemplated hereby and it has not conducted any business prior to the date of this Agreement and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to this Agreement.  As of the date of this Agreement, Mr. Guoshen Tu owns, beneficially and of record, all of the outstanding shares of Intelligent One, free and clear of all Liens, and as of the Effective Time, Mr. Guoshen Tu will own, beneficially and of record, at least eight-six percent (86%) of all of the outstanding shares of Intelligent One, free and clear of all Liens.  Intelligent One owns and at the Effective Time will own, beneficially and of record, all of the outstanding shares of Parent, free and clear of all Liens (other than Liens created pursuant to the Financing).  Parent owns and, at the Effective Time, will own, beneficially and of record, all of the outstanding shares of Merger Sub Common Stock, free and clear of all Liens (other than Liens created pursuant to the Financing), and upon consummation of the Merger, will own, beneficially and of record, all of the outstanding shares of the Surviving Corporation Common Stock, free and clear of all Liens (other than Liens created pursuant to the Financing).

4.7           Legal Proceedings.  There is no Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates that would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against Parent, Merger Sub or any of their respective Affiliates that would reasonably be expected to have a Parent Material Adverse Effect.

4.8           Parent Information.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its Subsidiaries for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.9           Financing.  Parent has delivered to the Company (a) a true and complete copy of the Facility Agreement, dated as of April 20, 2011, between Parent and China Development Bank Corporation Hong Kong Branch (the "Facility Agreement"), pursuant to which China Development Bank Corporation Hong Kong Branch has agreed, subject to the terms and conditions set forth therein, to provide or cause to be provided the debt amounts set forth therein for the purposes of financing the consummation of the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the "Financing") and (b) the executed Rollover Agreement.  The Facility Agreement has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated and none of the commitments contained in the Facility Agreement have been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, the Facility Agreement is in full force and effect and is the legal, valid and binding obligations of Parent and the other parties thereto.  As of the date of this Agreement there are no side letters or other agreements, contracts or arrangements related to the funding or investment, as applicable, of the Financing other than as expressly set forth in the Facility Agreement delivered to the Company prior to the date of this Agreement.  Parent has fully paid any and all commitment fees or other fees in connection with the Facility Agreement that are payable on or prior to the date of this Agreement.  The net proceeds contemplated by the Financing (less any amounts of the Financing to be used by Parent to repay any outstanding debt of the Company) will be sufficient for Merger Sub and the Surviving Corporation to fund and pay, as applicable, on the Effective Date (i) the Exchange Fund and (ii) any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement upon the terms contemplated hereby and all related fees and expenses associated therewith.  As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time or that the Financing (less any amount of the Financing to be used by Parent to repay any outstanding debt of the Company) will not be sufficient for Merger Sub and the Surviving Corporation fund and to pay, as applicable, on the Effective Date (A) the Exchange Fund and (B) any other amounts required in connection with the consummation of the transactions contemplated by the agreement upon the terms contemplated hereby and all related fees and expenses associated therewith.  The Facility Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.  The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing.  No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Facility Agreement.

4.10         Broker's Fees.  Neither Parent or any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or any other transactions contemplated by this Agreement, other than Merrill Lynch (Asia Pacific) Ltd., the fees and expenses of which will be paid by Parent.

4.11         Limited Guaranty.  Concurrently with the execution of the Agreement, the Mr. Guoshen Tu has delivered to the Company the duly executed Limited Guaranty.  The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Mr. Guoshen Tu, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors' rights generally, (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by any applicable Law, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Mr. Guoshen Tu under the Limited Guaranty.

4.12         Solvency.  Neither the Parent nor Merger Sub has taken any steps to seek protection pursuant to any bankruptcy Law and neither Parent nor Merger Sub has any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.  The Parent and Merger Sub, individually and on a consolidated basis, are not as of the date of this Agreement, and immediately after giving effect to the transactions contemplated hereby to occur at the Closing, including the Financing and the payment of the Exchange Fund and all other amounts, fees and expenses required to be paid in connection with the consummation of the transactions contemplated by this Agreement will not be Insolvent (as defined below).  For purposes of this Agreement, "Insolvent" means, with respect to any Person (a) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness, (b) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (d) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.  For the purposes of this Agreement, "Indebtedness" means (i) any liabilities for borrowed money or amounts; (ii) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Person's balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (iii) the present value of any lease payments in under leases required to be capitalized in accordance with GAAP.

4.13         Interest in Competitors.  None of Parent, Merger Sub or any of their Affiliates (other than the Company and its Subsidiaries) own any interest, other than de minimis passive holdings of less than one percent (1%) in a publicly listed company, in any Person (other than the Company and its Subsidiaries) that derives revenues from products, services or lines of business within the Company's products, services or lines of business.

4.14         Certain Actions.  As of the date of this Agreement, other than the Rollover Agreement and the Limited Guaranty, there are no agreements (whether oral or written) or undertakings (a) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company's management, directors or stockholders, on the other hand, that relate in any way to the transactions contemplated hereby; or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

4.15         Buyer Group Contracts.  Parent has delivered to the Company a true, correct and complete copy of (i) the Limited Guaranty, (ii) the Facility Agreement and (iii) the Rollover Agreement (collectively, the "Buyer Group Contracts").  As of the date of this Agreement, other than the Buyer Group Contracts, this Agreement and any other agreements solely between the Debt Financing Sources and its Affiliates, there are no side letters or other oral or written agreements or undertakings relating to the transactions contemplated by this Agreement with any of the following: Mr. Guoshen Tu, the Rollover Holders, the Debt Financing Sources, or any of their respective Affiliates (excluding the Company and its Subsidiaries) (collectively, "Buyer Group Parties").

4.16         Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and its Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company contained in Article III).

4.17         Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections, forecasts, plans and budgets for the business of the Company and its Subsidiaries.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

4.18         No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub, their Affiliates or their respective Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their respective businesses, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their respective Representatives in connection with the transactions contemplated hereby.  None of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or their Representatives resulting from the distribution, or making available, to such Persons, or such Persons' use of, any such information, including any documents, projections, forecasts or other materials made available in certain "data rooms" or management presentations in connection with the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1           Conduct of Business Prior to the Effective Time.  Except for matters set forth in the Disclosure Letter, as expressly contemplated by or permitted by this Agreement or with the written consent of Parent, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and (b) use reasonable best efforts to maintain and preserve intact its business organization and business relationships and keep available the services of its current key officers and employees.

5.2           Company Forbearances.

(a)         During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as set forth in the Disclosure Letter, as expressly contemplated by or permitted by this Agreement or as required by an existing agreement of the Company or any Subsidiary, applicable Law or a Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the written consent of Parent, which shall not be unreasonably conditioned, withheld or delayed:

(i)        issue, sell, pledge, dispose, encumber, grant, or authorize any shares of Company Common Stock or any other capital stock of the Company or its Subsidiaries other then pursuant to the Equity Incentive Plan or the Company Warrants;

(ii)      (A) make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its stock (other than dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries) or (B) directly or indirectly adjust, split, combine, redeem, reclassify, repurchase or otherwise acquire any shares of its stock (other than repurchases of common stock in the ordinary course of business to satisfy obligations under equity incentive, deferred compensation, employee benefit plans or other similar plans or arrangements);

(iii)      sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, except for sales, transfers, mortgages, encumbrances or other dispositions or discontinuances in excess of US$2,000,000 other than in the ordinary course of business;

(iv)      acquire (including by merger, consolidation or acquisition of stock or assets) all or any portion of the assets, business, deposits or properties of any other entity in excess of US$2,000,000 other than in the ordinary course of business;

(v)      amend or otherwise change the Company Certificate or the Company Bylaws or amend or otherwise change the equivalent governing documents of any of the Subsidiaries of the Company in any material respect;

(vi)      implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable regulatory accounting requirements;

(vii)     grant any material increases in the compensation of any of its or its Subsidiaries' directors or executive officers other than in the ordinary course of business;

(viii)    other than in the ordinary course of business or in accordance with the Equity Incentive Plan (A) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any director, officer or employee, (B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under the Equity Incentive Plan, (C) enter into, terminate or materially amend the Equity Incentive Plan or any other bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements between the Company or any Subsidiary and any employee of the Company or any Subsidiary, (D) enter into any employment agreement with any officer or employee of the Company or any Subsidiary of the Company, (E) establish, adopt, enter into or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company or its Subsidiaries or any of their beneficiaries, or (F) issue or grant any options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Company Common Stock or Company Preferred Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of Company Common Stock or Company Preferred Stock;

(ix)      incur or guarantee any long-term indebtedness for borrowed money in excess of US$2,000,000 other than in the ordinary course of business;

(x)      enter into, terminate, modify or amend any Company Contract that calls for annual aggregate payments of US$2,000,000 or more with a term longer than one (1) year which cannot be terminated without material penalty upon notice of ninety (90) days or less, other than in the ordinary course of business; or

(xi)      agree to take any of the actions prohibited by this Section 5.2(a).

(b)         Notwithstanding anything in Section 5.2(a) or otherwise in this Agreement to the contrary, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or its Subsidiaries' operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

5.3           Parent Forbearances.  During the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except as expressly contemplated by or permitted by this Agreement or as required by applicable Law, Parent shall not, and shall not permit any of its Subsidiaries to, without the written consent of the Company, take, or agree to take, any action that would reasonably be expected to (a) adversely affect or materially hinder or delay the performance of its covenants and agreements under this Agreement or (b) result in any of the conditions to effect the Merger or the Financing becoming incapable of being satisfied.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Proxy Statement and Schedule 13E-3; Stockholder Approvals.

(a)         Subject to Section 6.7, promptly following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the Proxy Statement relating to the Stockholders' Meeting and the Company and Parent shall jointly prepare and caused to be filed with the SEC the Schedule 13E-3.  Each of the Company and Parent shall, and shall cause its Subsidiaries and Representatives to, provide such information specifically for inclusion or incorporation by reference in the Proxy Statement and Schedule 13E-3 as may be necessary or appropriate so that, at the date it is first mailed to the Company's stockholders and at the time of the Stockholders' Meeting or filing with the SEC (as applicable), the Proxy Statement and Schedule 13E-3 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Each of the Parties shall use its reasonable best efforts so that the Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.  If at any time prior to the Effective Time any information relating to Parent, Merger Sub or the Company or any of their respective Affiliates, officers or directors should become known to Parent, Merger Sub or the Company which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.  The Company agrees to promptly (i) notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement or Schedule 13E-3 and of any request by the SEC for amendments of, or supplements to, the Proxy Statement or Schedule 13E-3, and (ii) provide Parent with copies of all correspondence between such Party and the SEC with respect to the Proxy Statement and Schedule 13E-3.  Prior to filing or mailing (as applicable) the Proxy Statement and Schedule 13E-3 (or any amendment of supplement thereto), or responding to any comments from the SEC with respect thereto, Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement, Schedule 13E-3 and any proposed responses to any SEC comments or communications, and the Company shall consider all additions, deletions or changes suggested thereto by Parent and its counsel in good faith.  Each of the Company and Parent shall use its reasonable best efforts to resolve all comments from the SEC with respect to the Proxy Statement and Schedule 13E-3 as promptly as reasonably practicable.

(b)         As promptly as reasonably practicable after the Proxy Statement and Schedule 13E-3 shall have been cleared by the SEC, the Company shall (i) establish a record date for, duly call, give notice of, convene and hold the Stockholders' Meeting and (ii) mail a Proxy Statement to the holders of Company Common Stock as of the record date established for the Stockholders' Meeting.  Subject to Section 6.7(f), the Company shall include in the Proxy Statement the recommendation of the Company Board that the Company's stockholders adopt this Agreement.

6.2           Reasonable Best Efforts.

(a)         The Parties shall cooperate with each other and shall, and shall cause each of their respective Subsidiaries or Representatives to, as the case may be, (i) promptly prepare and file all Filings with Governmental Entities that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement (including the

Merger); and (ii) use its reasonable best efforts promptly to (A) obtain all Regulatory Approvals of all Governmental Entities, and to comply with the terms and conditions thereof, and (B) take, or to cause to be taken, all actions, and to do, or to cause to be done, all other things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement in the most expeditious manner practicable (and, in any event, by no later than the End Date).  Each Party shall furnish all information reasonably required for any Filing to be made pursuant to this Section 6.2 and shall have the right to review in advance, and each will consult the other on, in each case subject to applicable Laws relating to the confidentiality of information, all of the information relating to such Party or any of its Subsidiaries or Representatives, or otherwise relating to the transactions contemplated by this Agreement, that appears in any such Filing made with, or other written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b)         In furtherance and not in limitation of the foregoing, each Party shall, and shall cause its respective Subsidiaries to, take any and all commercially reasonable actions to avoid (i) the entry of, or to have vacated, lifted, reversed or overturned, any Judgment, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, including vigorously defending any Proceedings, whether judicial or administrative, challenging this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (ii) or eliminate each and every impediment under any applicable Law so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of businesses or assets of Parent, the Company or their respective Subsidiaries or otherwise taking or committing to take actions that limit Parent's or its Subsidiaries' freedom of action with respect to, or their ability to retain, any of their respective businesses or assets or those of the Company or its Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the dissolution or lift of, any injunction, temporary restraining order, or other order in any Proceeding, which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated by this Agreement.  No Party shall consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the request of any Governmental Entity without the consent of the other Parties to this Agreement.

6.3           Access to Information.

(a)         From the date of this Agreement until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1, upon reasonable notice and subject to applicable Laws relating to the confidentiality of information or requirements of Governmental Entities, each Party shall, and shall cause each of its Subsidiaries to, afford the other Party's Representatives reasonable access, during normal business hours, upon reasonable advance notice, to all of its properties, books, contracts, commitments and records as may reasonably be requested by the other Party.  Neither the Company, nor Parent, nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) jeopardize the attorney-client or other privilege of such Party or such Subsidiaries, (ii) contravene any applicable Law or requirements of Governmental Entities or binding agreement entered into prior to the date of this Agreement or (iii) breach the terms of a confidentiality agreement with a third party (provided, however, that upon the written request of the other Party, such Party shall use its reasonable best efforts to obtain waivers from such third parties), (iv) would, as reasonably determined by the Company's counsel, be reasonably likely to result in antitrust difficulties for the Party or (v) information involves trade secrets of the Company or its Subsidiaries, as reasonably determined by the Company.

(b)         All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Company, the Special Committee and Mr. Guoshen Tu, dated as of February 25, 2011 (the "Confidentiality Agreement").

6.4           Reserved.

6.5           Indemnification; Advancement of Expenses; Exculpation and Insurance.

(a)         Parent shall, and shall cause the Surviving Corporation to, assume the obligations with respect to all rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matter in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries or fiduciaries of the Company or any of its Subsidiaries under benefit plans of the Company and its Subsidiaries (collectively, the "Indemnified Parties"), as provided in the Company Certificate or the Company Bylaws (or equivalent organizational documents of the Company's Subsidiaries), without further action, as of the Effective Time, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms.  Without limiting the foregoing, Parent shall cause the certificate of incorporation and bylaws and indemnification or similar agreements of the Surviving Corporation (or any successor) to contain provisions no less favorable to the Indemnified Parties with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions than are set forth as of the date of this Agreement in the Company Certificate and the Company Bylaws and indemnification or similar agreements in effect as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification shall be required by applicable Law.

(b)         Without limiting the provisions of Section 6.5(a), following the Effective Time, Parent shall, and shall cause the Surviving Corporation to, jointly and severally indemnify and hold harmless each Indemnified Party, and any Person who becomes an Indemnified Party between the date of this Agreement and the Effective Time, against any costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement incurred in connection with any actual or threatened Proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable Law (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law); provided that if required by applicable Law, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.  Notwithstanding anything to the contrary contained in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation and its other Subsidiaries not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Proceeding, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnified Parties covered by such Proceeding from all liability arising out of such Proceeding, and does not include an admission of fault or wrongdoing by any Indemnified Party.

(c)         Except as provided below, for at least six (6) years after the Effective Time, (i) Parent shall, and shall cause the Surviving Corporation and its other Subsidiaries to, maintain in full force and effect, on terms and conditions no less advantageous to the Indemnified Parties, or any other Person entitled to the benefit of this Section 6.5, as applicable, than, the existing directors' and officers' liability insurance and fiduciary insurance maintained by the Company as of the date of this Agreement, covering, without limitation, claims arising from facts or events that occurred on or before the Effective Time, including the transactions contemplated hereby (provided that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company on an annualized basis (the "D&O Premium"), but in such case shall purchase as much of such coverage as possible for such amount); and (ii) Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time.  In lieu of such insurance, prior to the Effective Time, the Company may, following consultation with Parent, purchase a six (6) year "tail" prepaid policy on such terms and conditions (provided that the premium for such "tail" policy shall not exceed an amount equal to the D&O Premium), in which event Parent shall cease to have any obligations under the first sentence of this Section 6.5(c).

(d)         The obligations of Parent and the Surviving Corporation and its other Subsidiaries under this Section 6.5 shall not be terminated or modified by such parties in a manner so as to adversely affect any Indemnified Party, or any other Person entitled to the benefit of this Section 6.5, to whom this Section 6.5 applies, without the consent of the affected Indemnified Party or such other Person, as the case may be.  If Parent or the Surviving Corporation or any of their respective Subsidiaries or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to and assume all of the obligations set forth in this Section 6.5.

(e)         The provisions of this Section 6.5 shall survive the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation and their respective Subsidiaries, and are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and each other Person entitled to the benefit of this Section 6.5, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.6           Stock Exchange Delisting.  After the Effective Time, the Parent shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of the NYSE and Nasdaq Dubai to delist the Company Common Stock from the NYSE and Nasdaq Dubai and the deregistration of the Company Common Stock under the Exchange Act.  Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and Nasdaq Dubai to enable the delisting by the Surviving Corporation of the Company Common Stock from the NYSE and Nasdaq Dubai and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.7           No Solicitation.

(a)         Notwithstanding any other provision of this Agreement to the contrary, from the date of this Agreement until 11:59 p.m. New York City time on the date which is sixty (60) days after the date of this Agreement (the "Go-Shop Period End Date"), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to directly or indirectly (i) initiate, solicit and encourage Alternative Transaction Proposals, including by way of public disclosure and by way of providing access to non-public information to any Person (each, a "Solicited Person") pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided, that the Company shall promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Alternative Transaction Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of the Alternative Transaction Proposals (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof.  The Company shall immediately cease any discussions with any Person (other than Parent and any Excluded Party) that are ongoing as of the Go-Shop Period End Date and that relate, or may reasonably be expected, to lead to an Alternative Acquisition Proposal, except as otherwise expressly provided in Sections 6.7(b) and 6.7(c).  As used in this Agreement, the term "Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and shall not prohibit the Company from providing information to Parent which the Company is required to provide pursuant to Sections 6.7(a) and 6.7(d).

(b)         The Company agrees that, after the Go-Shop Period End Date until the earlier of the Effective Time or the date on which this Agreement is terminated pursuant to Section 8.1 hereof, it shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective directors, officers, employees, advisors, representatives or agents (collectively, "Representatives") to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly induce an Alternative Transaction Proposal; (ii) provide any material non-public information concerning the Company or its Subsidiaries to any Person in connection with an Alternative Transaction Proposal; or (iii) engage in any discussions or negotiations with any third party concerning an Alternative Transaction Proposal.  Notwithstanding the foregoing, the Company may take and continue to take any of the actions described in Section 6.7(a) and, subject to Section 6.7(d), from and after the Go-Shop Period End Date with respect to any Solicited Person that, prior to the Go-Shop Period End Date, has made a bona fide Alternative Transaction Proposal that the Company Board and the Special Committee determines in good faith (after consultation with the Company's outside financial and legal advisors) constitutes or would reasonably be expected to result in a Superior Proposal (each such Solicited Person, an "Excluded Party"); provided that, for purposes of qualifying as an Excluded Party, the term "Alternative Transaction Proposal" shall have the meaning assigned to such term in Section 6.7(i)(i) except that the references to "twenty percent (20%)" shall be deemed to be references to "fifty percent (50%)." Notwithstanding anything contained in this Section 6.7(b) to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement immediately at such time as the Alternative Transaction Proposal made by such party is withdrawn, is terminated or expires, or the Company Board and the Special Committee determines in good faith (after consultation with the Company's outside financial and legal advisors) that such Alternative Transaction Proposal ceases to constitute, or ceases to be reasonably likely to lead to, a Superior Proposal (a "Terminated Alternative Transaction Proposal"). At the Go-Shop Period End Date, other than with respect to Persons who at the Go-Shop Period End Date are Excluded Parties, and at any subsequent time with respect to any Person (including a formerly Excluded Party) that has made an Alternative Transaction Proposal that becomes a Terminated Alternative Transaction Proposal, the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with such Person conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Alternative Transaction Proposal and shall use reasonable best efforts to require such Person to promptly return or destroy any confidential information previously furnished by the Company, any of its Subsidiaries or any of their respective Representatives.

(c)         Notwithstanding anything to the contrary contained in Section 6.7(b), in the event that, prior to the receipt of Stockholder Approvals, the Company receives an unsolicited Alternative Transaction Proposal that the Special Committee determines in good faith (after consultation with the Company's outside financial and legal advisors) constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may take the following actions:

(i)       furnish information concerning the Company and its Subsidiaries to the Person making such Alternative Transaction Proposal (and its respective Representatives) pursuant to an Acceptable Confidentiality Agreement; and

(ii)      engage in discussions or negotiations (including, as a part thereof, making counterproposals) with such Person (and its Representatives) with respect to such Alternative Transaction Proposal.

(d)         Following the Go-Shop Period End Date, the Company shall promptly (and in any event within forty-eight (48) hours) advise Parent, orally and, as promptly as practicable thereafter, in writing, of (i) any Alternative Transaction Proposal, (ii) any initial request for non-public information concerning the Company or any of its Subsidiaries related to, or from any Person who would reasonably be expected to make an Alternative Transaction Proposal or (iii) any initial request for discussions or negotiations related to any Alternative Transaction Proposal, in each case of this clause (i), (ii) and (iii) received after the Go-Shop Period End Date, and in connection with such notice, provide the material terms and conditions thereof and the identity of the Person making such Alternative Transaction Proposal or request.  The Company shall keep Parent reasonably informed in all material respects of the status and details (including material amendments to the terms thereof) of such Alternative Transaction Proposal or request received after the Go-Shop Period End Date.

(e)         Except as otherwise provided in this Agreement, the Company Board shall not (i)(A) withdraw (or modify in a manner adverse to Parent and Merger Sub), or propose publicly to withdraw (or modify in a manner adverse to Parent and Merger Sub), the Company Board Recommendation or (B) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Alternative Transaction Proposal (any action in this clause (i) being referred to as a "Change of Recommendation") or (ii) adopt, approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement (each, a "Company Acquisition Agreement") constituting or related to any Alternative Transaction Proposal (other than an Acceptable Confidentiality Agreement referred to in Section 6.7(b)(i)).  Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of Stockholder Approvals, (x) if the Special Committee determines in good faith (after consultation with the Company's outside legal advisors) that the failure to do so could likely be inconsistent with its fiduciary duties under applicable Law, then the Company Board, acting upon the recommendation of the Special Committee, may make a Change of Recommendation; and (y) if the Company Board determines in good faith (after consultation with the Company's outside financial and legal advisors) that an Alternative Transaction Proposal constitutes a Superior Proposal, then the Company may make a Change of Recommendation, enter into a Company Acquisition Agreement with respect to such Superior Proposal and/or terminate this Agreement in accordance with Section 8.1(d)(ii).

(f)         The Company shall not be entitled to effect a Change of Recommendation or terminate this Agreement as permitted under Section 8.1(d)(ii) unless (i) the Company has provided written notice (a "Notice of Superior Proposal") at least three (3) Business Days in advance to Parent and Merger Sub advising Parent that the Company Board intends to make a Change of Recommendation or enter into a Company Acquisition Agreement with respect to an Alternative Transaction Proposal that either constitutes or could reasonably be expected to constitute a Superior Proposal, as applicable, and specifying the reasons therefor, and, if such Change of Recommendation is being made as a result of a Superior Proposal, the terms and conditions of such Alternative Transaction Proposal that is the basis of the proposed action by the Company Board (including the identity of the Person making the Alternative Transaction Proposal and any financing materials related thereto, if any) and (ii) with respect to an Alternative Transaction Proposal received after the Go-Shop Period End Date, the Company has provided a Notice of Superior Proposal to Parent, and during the three (3)-Business Day period following Parent's and Merger Sub's receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Facility Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and following the end of the three (3)-Business Day period, the board of directors of the Company and the Special Committee shall have determined in good faith, taking into account any changes to this Agreement and the Facility Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Alternative Transaction Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 6.7(f)(ii).

(g)         Nothing in this Agreement shall restrict the Company from issuing a "stop, look and listen" communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking or disclosing to its stockholders any position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to its stockholders to comply with applicable Law.

(h)         The Company shall have the right to reimburse the reasonable out-of-pocket expenses of any Person that has submitted an Alternative Transaction Proposal prior to the receipt of the Stockholder Approvals, if (i) the Special Committee shall have determined in good faith that such Alternative Transaction Proposal constitutes a Superior Proposal and intended to effect a Change of Recommendation, (ii) in response to such intended Change of Recommendation, Parent shall have revised the terms and conditions of this Agreement in accordance with Section 6.4(f)(ii) and (iii) the Company shall have not effected a Change of Recommendation with respect to such Alternative Transaction Proposal due to the fact that the Special Committee shall have determined that the Alternative Transaction Proposal submitted by such Person no longer constitutes a Superior Proposal in consideration of such revision of the terms and conditions of this Agreement by Parent.

(i)         As used in this Agreement, the following terms shall have the following meanings:

     (i)        As used in this Agreement, the term "Alternative Transaction Proposal" means any proposal or offer made by any Person (other than Parent, Merger Sub or any Affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (A) beneficial ownership (as defined under section 13(d) of the Exchange Act) of twenty percent (20%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (B) any one or more assets or businesses of the Company and its Subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of the Company and its Subsidiaries, taken as a whole.

     (ii)         As used in this Agreement, the term "Superior Proposal" means a written Alternative Transaction Proposal (provided that for purposes of this definition, references to "twenty percent (20%)" in the definition of Alternative Transaction Proposal shall be deemed to be references to "fifty percent (50%)") on terms which the Company Board and Special Committee determines in good faith (after consultation with the Company's outside legal and financial advisors) to be more favorable to the Company's stockholders from a financial point of view than the terms of this Agreement (taking into account such factors as the Company Board deems appropriate, including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise) and to be reasonably capable of being consummated on the terms proposed.

6.8           Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, or could have a Parent Material Adverse Effect, and (b) any Proceedings commenced or, to the Knowledge of the Company or the knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting such Party or any of its Affiliates which relate to this Agreement or the transactions contemplated hereby.

6.9           Financing.

(a)         Each of Parent and Merger Sub shall use, and cause its Affiliates to use, its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (including, if necessary, enforcement of their respective rights under the Facility Agreement), all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Facility Agreement, including using (and causing their Affiliates to use) their respective reasonable best efforts to (i) satisfy, or cause their Representatives to satisfy, on a timely basis all conditions applicable to Parent, Merger Sub or their Representatives in such definitive agreements, and (ii) cause the lenders and any other Persons providing the Financing (the "Debt Financing Sources") to fund the Financing at the Effective Time.  In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Facility Agreement, Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources, on terms not materially less favorable in the aggregate to Parent and Merger Sub (and their respective Affiliates) than those set forth in the Facility Agreement as in effect on the date of this Agreement, in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement (the "Alternative Financings"); provided, that, notwithstanding anything to the contrary in this Section 6.9 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required to amend or waive any of the terms or conditions hereof. Parent shall deliver to the Company as promptly as practicable (and no later than two Business Days) after such execution, true and complete copies of all agreements or other arrangements pursuant to which any such alternative sources shall have committed to provide any such Alternative Financings (the "Alternative Financing Agreements ").

(b)         To the extent applicable and subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use their respective reasonable best efforts to obtain the Alternative Financing on the terms and conditions described in the Alternative Financing Agreements.  Each of Parent and Merger Sub shall use its reasonable best efforts to: (i) maintain in effect the Alternative Financing Agreements, (ii) satisfy on a timely basis all conditions in the Alternative Financing Agreements within its control, (iii) cause the financing sources for the Alternative Financing to fund the Alternative Financing at the Effective Time; and (iv) enforce its rights under the Alternative Financing Agreements.

(c)         Neither Parent nor Merger Sub shall permit any amendment or modification to be made to, or consent to any waiver of any provisions or remedy under, the Facility Agreement and if applicable, the Alternative Financing Agreements, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) contemplated in the Facility Agreement and if applicable, the Alternative Financing Agreements, (ii) imposes new or additional conditions that would reasonably be expected to (x) prevent or materially delay the ability of Parent to consummate the Merger and the other transactions contemplated hereby or (y) adversely impact the ability of the Company, Parent or Merger Sub to enforce its rights against the other parties to the Facility Agreement and if applicable, the Alternative Financing Agreements. For the avoidance of doubt, the foregoing shall not prohibit Parent from amending the Facility Agreement to add additional lender(s) (and Affiliates of such additional lender(s)) as a party thereto.  Parent shall not release or consent to the termination of the obligations of any party to provide the Financing under the Facility Agreement and, if applicable, the Alternative Financing Agreements.  Parent shall give the Company notice promptly (i) upon becoming aware of any breach of any material provisions of, or termination by any party to, the Facility Agreement and, if applicable, the Alternative Financing Agreements or (ii) upon the receipt of any written or oral notice or other communication from any Person with respect to any threatened breach or threatened termination by any party to the Facility Agreement and, if applicable, the Alternative Financing Agreements.  Parent shall keep the Company reasonably informed on a reasonably current basis of the status of Parent's efforts to arrange any Alternative Financing, if applicable.

(d)         The Company shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its Representatives to, use their reasonable best efforts to cooperate with Parent's reasonable requests in connection with the arrangement consummation and funding or draw-down of the Financing and if applicable, the Alternative Financing Agreements; provided that (i) the Company and its Affiliates (as applicable) shall not be required to pay or agree to pay any fees or reimburse any expenses or give any indemnities to any Person prior to the Effective Time and (ii) such cooperation by the Company or its Affiliates (as applicable) shall not be required to the extent such cooperation unreasonably interferes with the Company's or its Affiliates' (as applicable) on-going operations.

(e)         Parent shall, promptly upon termination of this Agreement, (i) reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company in connection with cooperation provided for in Section 6.9(d) and (ii) reimburse the Company and its Representatives for any and all losses suffered or incurred by it in connection with the arrangement of the Financing or, if applicable, the Alternative Financing, and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries). All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub, its Affiliates or their respective Representatives pursuant to this Section 6.9 shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and its and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent and Merger Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.9.

6.10         Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

6.11         Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

6.12         Participation in Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced against such Party which relate to this Agreement and the transactions contemplated hereby.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.13         Publicity.  Each of the Company, Parent and Merger Sub shall consult with the other prior to issuing any press release or making other similar public disclosures with respect to this Agreement, the Merger or the other transactions contemplated hereby and prior to making any filings with any Governmental Entity with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or national market system on which such Party's securities are listed or traded, in which case the Party required to make the release or other similar public disclosure or filing shall consult with each other Party to the extent practicable.  The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form heretofore agreed to by the Parties.

6.14         Merger Sub.  Parent will take all commercially reasonable actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness other than the Financing.

6.15         Knowledge of Inaccuracies.  Each of Parent and Merger Sub shall promptly notify the Company if at any time before the Closing, Parent or Merger Sub becomes aware of any material inaccuracy in any of the representations and warranties made by the Company in Article III; provided that such notification shall be for informational purposes only, and a failure to provide such notification shall not be grounds for termination pursuant to Section 8.1(e)(i). Parent shall not have any right to (i) terminate this Agreement under Section 8.1(e)(i) or (ii) claim any damage or seek any other remedy at Law or in equity for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent Mr. Guoshen Tu has actual (but not constructive or imputed) knowledge as of the date of this Agreement of such inaccuracy.  As of the date of this Agreement, Mr. Guoshen Tu (x) has reviewed the terms and conditions of this Agreement, including each of the representations and warranties made by the Company in Article III, and is not aware of any inaccuracy or breach in the representations and warranties made by the Company in Article III and (y) has no actual (but not constructive or imputed) knowledge of any circumstance, event, change, effect or development, the existence or magnitude of which has or would reasonably be expected to have a Material Adverse Effect.

6.16         Employee Matters.  For the period beginning on the Closing Date and continuing through the first anniversary of the Closing Date, the Parent shall provide each employee of the Company and its Subsidiaries with a level of compensation and employee benefits that is no less favorable in the aggregate than the level of compensation and employee benefits provided to such employees immediately prior to the Closing Date.  The welfare plans of the Parent or its Affiliates, including, following the Closing Date, the Company, applicable to each employee of the Company and its Subsidiaries (a) shall not contain any exclusions for pre-existing medical or health conditions (to the extent the conditions had been covered under the Company plans as of the Closing Date) and (b) shall credit each employee for the plan year of the Company in which the Closing Date occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the Closing Date.   In addition, each employee of the Company and its Subsidiaries shall receive credit for services with the Company, its Subsidiaries and their Affiliates and predecessors under the Parent's employee benefit plans for purposes of eligibility, vesting and benefit accrual; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.1           Conditions to Each Party's Obligation To Effect the Merger.  The respective obligations of the Parties to consummate the Merger shall be subject to the satisfaction or waiver (to the extent permissible under applicable Law) by Parent and the Company prior to the Effective Time of the following conditions:

(a)         Stockholder Approvals.  The Stockholder Approvals shall have been obtained.

(b)         No Injunctions or Restraints; Illegality.  No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

7.2           Conditions to Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Material Adverse Effect, both as of the date of this Agreement and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date) and disregarding for this purpose all qualifications or limitations set forth in any representations or warranties as to "materiality", "Material Adverse Effect" and words of similar import.  Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the foregoing effect.

(b)         Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

(c)         No Material Adverse Effect.  Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

7.3           Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company at or prior to the Effective Time of the following conditions:

(a)         Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Parent Material Adverse Effect, both as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date) and disregarding for this purpose all qualifications or limitations set forth in any representations or warranties as to "materiality", "Parent Material Adverse Effect" and words of similar import.  The Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to the foregoing effect.

(b)         Performance of Obligations of Parent.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

(c)         No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have been any effect, change, event or occurrence that has had or would reasonably be expected to have a Parent Material Adverse Effect; and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1           Termination.

(a)         This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approvals, by the mutual written agreement of the Company and Parent duly authorized by their boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee);

(b)         This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approvals, by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued a final order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger contemplated by this Agreement; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in or materially contributed to such denial of approval, order, injunction or decree;

(c)         This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approvals, by either the Company or Parent if (i) the Merger shall not have been consummated on or before April 20, 2012 (the "End Date"); provided that the right to terminate this Agreement under this Section 8.1(c)(i) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in or materially contributed to the failure of the Closing to occur by such date; or (ii) the Stockholders' Meeting (including any adjournments or postponements thereof) shall have concluded and the Stockholder Approvals contemplated by this Agreement shall not have been obtained;

(d)         This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approvals, by the Company, if:

(i)       Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) has given rise to or would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (B) is incapable of being cured or, if capable of being cured, is not cured by Parent or Merger Sub, as applicable, within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(d)(i) shall not be available to the Company if a material breach of this Agreement by the Company has been the primary cause of, primarily resulted in or materially contributed to the failure of any such condition capable of satisfaction; or

(ii)      the Company enters into a Company Acquisition Agreement relating to a Superior Proposal after (A) complying with the applicable provisions of Section 6.7(e) and (B) paying to Parent the Company Termination Fee payable pursuant to Section 8.3(b) or the fees and expenses reimbursement pursuant to Section 8.3(d), as the case may be; or

(iii)      if (A) all the conditions to Closing set forth in Section 7.1 and Section 7.2 have been waived or satisfied (other than those conditions that by their nature are to be satisfied at the Closing); (B) Parent and Merger Sub fail to complete the Closing within two (2) Business Days following the date the Closing should have occurred, (C) the Company has notified Parent in writing that stands and will stand ready, willing and able to consummate the Merger at such time and (D) the Company shall have given Parent written notice of at least one (1) Business Day prior to such termination stating the Company's intention to terminate this Agreement pursuant to this Section 8.1(d)(iii).

(e)         This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of Stockholder Approvals, by Parent, if:

(i)       the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) has given rise to or would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) of this Agreement and (B) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or, if the End Date is less than thirty (30) calendar days from the date of receipt of such notice, by the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(e)(i) shall not be available to Parent if a material breach of this Agreement by Parent or Merger Sub has been the primary cause of, primarily resulted in or materially contributed to the failure of any such condition capable of satisfaction; or

(ii)      the Company Board effects and has not withdrawn a Change of Recommendation.

(f)         This Agreement may be terminated at any time for any reason on or prior to May 4, 2011 by the Company.

The Party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.1 shall give written notice of such termination to the other Party in accordance with Section 9.2, specifying the provision or provisions hereof pursuant to which such termination is being effected.

8.2           Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Company, Parent, any of their respective Subsidiaries or any of their respective Representatives shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated hereby, except that (a) Sections 6.3(b), 6.13 (only with respect to any press release or public disclosures of the termination of this Agreement and not any other press releases issued or public disclosures made thereafter), 8.2 and 8.3, ARTICLE IX and the expenses and other reimbursement provisions of Section 6.9(e) shall survive any termination of this Agreement, and (b) no Party shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

8.3           Fees and Expenses.

(a)         Except as provided otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger or any of the other transactions contemplated by this Agreement are consummated.

(b)         In the event that:

(i)       the Company terminates this Agreement pursuant to Section 8.1(d)(ii);

(ii)      (A) after the date of this Agreement and prior to the Stockholders' Meeting, any Person shall have made an Alternative Transaction Proposal which proposal has been publicly disclosed and not withdrawn, and thereafter the Company or Parent terminates this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(ii), and (B) within twelve (12) months after such termination, such Alternative Transaction Proposal shall have been consummated or any definitive written agreement with respect to such Alternative Transaction Proposal shall have been entered into; provided that for the purpose of this clause (ii) the term "Alternative Transaction Proposal" shall have the meaning assigned to such term in Section 6.7(i)(i) except that the references to "twenty percent (20%)" shall be deemed to be references to "fifty percent (50%)."); or

(iii)      Parent terminates this Agreement pursuant to Section 8.1(e)(ii),

then the Company shall pay Parent a fee in the amount of US$10,000,000 (the "Company Termination Fee"), except that in the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) in connection with an Alternative Transaction Proposal received by the Company on or before the Go-Shop Period End Date, the "Company Termination Fee" shall mean a fee in the amount of US$5,000,000. The Company shall pay Parent the Company Termination Fee no later than five (5) Business Days after such termination, in the case of a termination described in Section 8.3(b)(i) or Section 8.3(b)(iii) above, or no later than five (5) Business Days after such the consummation of such transaction, in the case of a termination described in Section 8.3(b)(ii) above.  For the purposes of the foregoing,  in no event shall the Company be required to pay the Company Termination Fee (x) on more than one (1) occasion or (y) if, at the time this Agreement is terminated, this Agreement could have been terminated by the Company pursuant to Section 8.1(d)(i).  The Parties agree that the payment of the Company Termination Fee shall constitute liquidated damages and not a penalty and shall be the sole and exclusive remedy available to Parent with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable pursuant to this Section 8.3(b) upon termination of this Agreement and, upon payment of the Company Termination Fee, that the Company, its Subsidiaries and any of their respective Representatives shall have no further liability to Parent, its Subsidiaries or any of their respective Representatives hereunder.

(c)         In the event that the Company terminates this Agreement (i) pursuant to Section 8.1(d)(i) or 8.1(d)(iii), then Parent shall pay a termination fee to the Company in an amount equal to US$20,000,000 (the "Parent Termination Fee") no later than five (5) Business Days after such termination.  The Parties agree that the payment of the Parent Termination Fee shall constitute liquidated damages and not a penalty and shall be the sole and exclusive remedy available to the Company with respect to this Agreement and the transactions contemplated hereby in the event any such payment becomes due and payable pursuant to this Section 8.3(c) upon termination of this Agreement by the Company and, upon payment of the

Parent Termination Fee, that Parent, its Subsidiaries and any of their respective Representatives shall have no further liability to the Company, its Subsidiaries and any of their respective Representatives hereunder.

(d)         In the event that the Company terminates this Agreement pursuant to Section 8.1(d)(ii), in connection with a Superior Proposal received by the Company before the Go-Shop Period End Date, the Company shall reimburse Parent for all documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources (including commitment fees), experts, consultants and the costs of all filing fees and printing costs) incurred by Parent or its Affiliates in connection with this Agreement or the transactions contemplated hereby in an amount to a maximum amount of US$1,000,000 by payment to Parent of the amount thereof by wire transfer of same day funds as promptly as reasonably practicable (and, in any event, within five (5) Business Days following request therefore).

(e)         The payments of the Company Termination Fee and the Parent Termination Fee contemplated by Sections 8.3(b) and 8.3(c), respectively, shall be made by wire transfer of immediately available funds to an account designated by Parent or the Company, as applicable, and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of taxes.  The Company and Parent acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement.  In the event that either Party fails to pay when due any amounts payable under this Section 8.3, then such Party shall (i) indemnify the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of such overdue amount, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to three percent (3%) plus the prime rate published in The Wall Street Journal on the date such payment was required to be made.

8.4           Amendment.  Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, with the approval of the boards of directors of the Parties at any time; provided, however, that (a) in the case of the Company, the Company Board, acting upon the unanimous recommendation of the Special Committee, has approved such amendment in writing, and (b) after the Stockholder Approvals has been obtained, no amendment shall be made which changes the Merger Consideration or adversely affects the rights of the Company's stockholders hereunder or is otherwise required under any applicable Law to be approved by such stockholders without, in each case, the approval of such stockholders.

8.5           Extension; Waiver.  At any time prior to the Effective Time, any Party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  For the purpose of this Section 8.5, Parent and Merger Sub collectively shall be deemed to be one Party.

ARTICLE IX

GENERAL PROVISIONS

9.1           Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 2.2 (Exchange Procedures), 2.3 (Termination of Exchange Fund), 2.4 (Lost, Stolen or Destroyed Certificates), 6.3(b) (Access to Information), 6.5 (Indemnification; Advancement of Expenses; Exculpation and Insurance) and this ARTICLE IX, and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part on or after the Effective Time, which shall survive the consummation of the Merger until fully performed.

9.2           Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)        if to the Company, to:

China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower,
Shennan Road, Futian, Shenzhen 518034, PRC
Attention:  General Counsel
Facsimile:  +86 755 8351 0815

with a copy to:

Shearman & Sterling LLP
12th Floor, Gloucester Tower
The Landmark
15 Queen's Road, Central, Hong Kong
Attention:  Gregory Puff
Facsimile:  +852 2978 8082

(b)        if to Parent or Merger Sub, to:

13/F, Shenzhen Special Zone Press Tower,
Shennan Road, Futian, Shenzhen 518034, PRC

Attention:  General Counsel
Facsimile:  +86 755 8351 0815

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing 100004 China
Attention:  Michael V. Gisser
                Peter X. Huang
Facsimile:  +86 10 6535 5577

9.3           Interpretation.

(a)         When a reference is made in this Agreement to Articles, Sections, Exhibits or Sections of the Disclosure Letter, such reference shall be to an Article or Section of or Exhibit or Section of the Disclosure Letter to this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."  The words "hereof," "herein," "hereby," "herewith," "hereto" and "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The definitions in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  All Sections of the Disclosure Letter and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement.

(b)         The Parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.4           Severability.  If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.  If for any reason such court or regulatory agency determines that any term, provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.

9.5           Entire Agreement.  This Agreement (including the Facility Agreement, the Limited Guaranty, the Rollover Agreement, the Disclosure Letter and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

9.6           Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles.  The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware.  Each of the Parties submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding.  Each Party irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

9.7           Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns.  The Parties hereby agree that, except as otherwise provided herein (including Sections 6.5 and 6.9), and the rights which are explicitly provided to third party beneficiaries of the Limited Guaranty and the Rollover Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder.  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.  Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.8           Specific Performance.  Notwithstanding anything in this Agreement to the contrary, the Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached.  Accordingly, the Parties agree that, if for any reason Parent, Merger Sub or the Company shall have failed to perform its obligations under this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity or pursuant to this Agreement.  Without limiting the foregoing, each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties.  Each of the Parties hereby further acknowledges and agrees that the existence of any other remedy contemplated by this Agreement shall not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief and agrees that in the event of any action by the other Party for specific performance or injunctive relief, it will not assert that a remedy at Law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.  Any such remedies, and any and all other remedies provided for in this Agreement, shall be cumulative in nature and not exclusive and shall be in addition to any other remedies whatsoever which any Party may otherwise have.  For the avoidance of doubt, while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 8.3(c) and the expenses referred to in Section 8.3(e), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing and payment of all or any portion of the Parent Termination Fee.

9.9           WAIVER OF JURY TRIAL.  each of parent, merger sub and the company hereby irrevocably and unconditionally waives any right such party may have to trial by jury in any litigation directly or indirectly arising out of or relating to this agreement or any documents or instruments referred to in this agreement, the transactions contemplated hereby or thereby, or the actions of parent, merger sub or the company in negotiation, administration, performance and enforcement of this agreement.

9.10           Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Mr. Guoshen Tu have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

RIGHTMARK HOLDINGS LIMITED

By:
Name:
Title:

RIGHTMARK MERGER SUB LIMITED

By:
Name:
Title:

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By:
Name:
Title:

Solely for the purpose of agreeing to Section 6.15 of this Agreement

GUOSHEN TU